

Mail Stop 4631

June 9, 2009

<u>Via U.S. mail and facsimile</u>

Mr. James B. Flaws
Vice Chairman & Chief Financial Officer
Corning Incorporated
One Riverfront Plaza
Corning, New York 14831

      RE: Form 10-K for the fiscal year ended December 31, 2008
              Form 10-Q for the period ended March 31, 2009
                File No. 1-3247

Dear Mr. Flaws:

      We have reviewed your response letter dated May 22, 2009 and have the following additional comments. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008</u>


<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Financial Statements

Notes to the Financial Statements

Note 1. Summary of Significant Accounting Policies

Property, Net of Accumulated Depreciation, page 62

2. We note your response to prior comment 4. Please disclose the amount of property
    with indefinite useful lives.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2009

General

3. Please address the above comment in your interim filings as well.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you
will provide us with a response. Please provide us with a supplemental response letter
that keys your responses to our comments and provides any requested supplemental
information. Detailed letters greatly facilitate our review. Please file your supplemental
response on EDGAR as a correspondence file. Please understand that we may have
additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Nudrat
Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to Jeanne Baker, Assistant
Chief Accountant, at (202) 551-3691.

Sincerely,

Rufus Decker
Accounting Branch Chief